EXHIBIT 99.1

IIJ Announces First Six Months Financial Results for the Fiscal Year Ending March 31, 2012

TOKYO, Nov. 8, 2011 (GLOBE NEWSWIRE) -- Internet Initiative Japan Inc. ("IIJ") (Nasdaq:IIJI) (TSE:3774) announced today its consolidated financial results for the first six months of Fiscal Year Ending March 31, 2012 (from April 1 to September 30, 2011, "1H FY2011", "1H11").1

Highlights of 1H FY2011 Financial Results
Revenues	JPY47,207 million ($612.8 million)
Operating Income	JPY2,448 million ($31.8 million)
Net Income attributable to IIJ	JPY1,361 million ($17.7 million)
  1H FY2011 revenue increased by 37.7% YoY followed by steady demands for our recurring type services and the additional revenue related to IIJ Global Solutions ("IIJ-Global"), a consolidated subsidiary from Sep. 1, 2010.
  1H FY2011 operating income increased by 103.8% YoY and net income attributable to IIJ increased by 58.4%, both exceeding our initial 1H FY2011 target by 22.4% and 36.1%, respectively.
  Full FY2011 financial targets remain unchanged.
  FY2011 interim period cash dividend: JPY1,500 per share as planned (IIJ's 1 common stock equivalent to 400 ADSs).

Overview of 1H FY2011 Financial Results and Business Outlook

"We continued to record strong and encouraging quarter by quarter double-digit revenue and profit growth in a volatile environment," said Koichi Suzuki, President and CEO of IIJ. "We saw customer demands in our overall recurring type services; outsourcing, systems operation and maintenance, cloud computing, internet connectivity for corporate use and WAN services, and had steady revenue growth in each."

"Our cloud computing services is one of our main areas of business focus and becoming the revenue growth driver. As mentioned previously, cloud computing services have just begun in Japan. Service application providers ("SAPs") are increasing usage and more blue-chip companies and academic societies are newly adopting our cloud computing platform for their network infrastructure. Our cloud computing service monthly revenues for Sep. 2011 was beyond our initial expectations, which has reached over JPY250 million from JPY120 million for March 2011. We expect to keep this robust growth rate for the coming quarters."

"To meet strong cloud computing demands, we have opened 'Mitaka Data Center', the first data center in the Kanto region for cloud computing services. We are also expanding the number of containers in Matsue Data Center."

"Globalization is indispensable to the Japanese companies and we have seen increasing demands for global network services from our clients, especially in the Asian area. To answer to these requirements, we are continuously enhancing our global network business. IIJ-Global has decided to establish a representative office in Bangkok and a subsidiary in Shanghai. IIJ-Global offers managed global Internet VPN service, closed-network International WAN service and related outsourcing services. IIJ, tied up with IIJ America Inc. and IIJ-Global, provides global-server-outsourcing solutions especially for SAPs. As a group, we will further focus on our global business continuously with strengthening partnerships with local carriers and or SIers and would set up more offices especially in Asian regions."

"We remain focused and committed on enhancing our service line-ups, to providing solutions that suits best and what is demanded by our customers as their total network solution provider, domestically and globally."

1 Unless otherwise stated, all financial figures discussed in this announcement are prepared in accordance with U.S. GAAP. All financial figures are unaudited and consolidated. The translation of Japanese yen into U.S. dollars is solely for the convenience of readers outside of Japan. The rate used for the translation was JPY77.04 per US$1.00, which was the noon buying rate on September 30, 2011.

1H FY2011 Financial Results Summary

Operating Results Summary
	1H10	1H11	YoY % change
	JPY millions	JPY millions
Total Revenues	34,272	47,207	37.7
Network Services	20,686	31,321	51.4
SI	12,987	14,714	13.3
Equipment Sales	371	611	64.7
ATM Operation Business	228	561	145.6
Total Costs	27,431	37,971	38.4
Network Services	16,803	25,046	49.1
SI	9,859	11,726	18.9
Equipment Sales	313	546	74.4
ATM Operation Business	456	653	43.1
SG&A Expenses and R&D	5,640	6,788	20.3
Operating Income	1,201	2,448	103.8
Income before Income Tax Expense	1,006	2,291	127.7
Net income attributable to IIJ	859	1,361	58.4

Segment Summary
	1H10	1H11
	JPY millions	JPY millions
Net Revenues	34,272	47,207
Network services and SI business	34,264	46,894
ATM operation business	228	561
Elimination	220	248
Operating Income (Loss)	1,201	2,448
Network service and SI business	1,514	2,658
ATM operation business	(301)	(164)
Elimination	12	46

We have omitted segment analysis because most of our revenues are dominated by Network services and SI business.

1H FY2011 Results of Operation

Revenues

Revenues were JPY47,207 million, up 37.7% YoY. Outsourcing services, WAN services, systems integration (SI) increased, respectively and there were additional revenues from IIJ-Global of JPY12,998 million (6 months).

Network Services revenue were JPY31,321 million, up 51.4% YoY.

Revenues for Internet connectivity services for corporate use were JPY7,277 million, up 4.8% YoY. Both the number of contracts and bandwidth usage increased.

Revenues for Internet connectivity services for home use were JPY2,930 million, down 12.6% YoY.

WAN Services revenue was JPY12,702 million (up 285.2% YoY) compared to JPY3,297 million for 1H10. There was additional revenue related to IIJ-Global of 6 months compared to 1 month for 1H10 as well as the increase in number of new contracts of IIJ's WAN service.

Outsourcing services revenue were JPY8,412 million, up 18.6% YoY. Data center, "IIJ GIO hosting package" and web security-related services grew continuously.

Network Services Revenues Breakdown
	1H10	1H11	YoY % change
	JPY millions	JPY millions
Internet Connectivity Services (Corporate Use)	6,941	7,277	4.8
IP Service[2]	4,479	4,633	3.4
IIJ FiberAccess/F and IIJ DSL/F	1,494	1,564	4.7
IIJ Mobile Service[3]	837	956	14.2
Others	131	124	(5.9)
Internet Connectivity Services (Home Use)	3,352	2,930	(12.6)
Under IIJ Brand	508	453	(10.7)
hi-ho	2,576	2,190	(15.0)
OEM	268	287	7.2
WAN Services	3,297	12,702	285.2
Outsourcing Services	7,096	8,412	18.6
Total Network Services	20,686	31,321	51.4

Number of Contracts for Connectivity Services and Total Contracted Bandwidth
	as of September 30, 2010	as of September 30, 2011	YoY Change
Internet Connectivity Services (Corporate Use)	69,145	91,404	22,259
IP Service (-99Mbps)	919	936	17
IP Service (100Mbps-999Mbps)	271	329	58
IP Service (1Gbps--)	128	129	1
IIJ Data Center Connectivity Service	307	304	(3)
IIJ FiberAccess/F and IIJ DSL/F	32,257	42,577	10,320
IIJ Mobile Service[4]	33,906	45,871	11,965
Others	1,357	1,258	(99)
Internet Connectivity Services (Home Use)	375,300	376,138	838
Under IIJ Brand	44,243	38,623	(5,620)
hi-ho	159,725	145,249	(14,476)
OEM	171,332	192,266	20,934
Total Contracted Bandwidth	702.5 Gbps	820.7 Gbps	118.2 Gbps

[2] IP Service revenues include revenues from the Data Center Connectivity Service.
[3] Revenue from mobile data communication service for home use is included in Internet Connectivity service (home use).
[4] Contracts of IIJ Mobile Service are of mobile data communication service for corporate use.

SI revenues were JPY14,714 million, up 13.3% YoY. Systems construction revenue, a one-time revenue, increased by 15.5% YoY to JPY5,194 million due to systems construction projects related to IIJ-Global and the accumulation of mid- to small sized construction projects. Systems operation and maintenance revenues, a recurring revenue, increased by 12.2% YoY to JPY9,520 million due to the continuous accumulation of our "IIJ GIO component service".

The order backlog for systems construction and equipment sales was JPY4,590 million, down 14.1% YoY. The order backlog for systems operation and maintenance was JPY13,412 million, up 21.3% YoY.

Equipment sales revenues were JPY611 million, up 64.7% YoY.

ATM Operation Business revenues were JPY561 million. As of Nov. 8, 2011, 349 ATMs are placed.

Cost and expense

Cost of revenues was JPY37,971 million, up 38.4% YoY. Cost of revenues related to IIJ-Global was JPY10,438 million.

Cost of Network Services revenue was JPY25,046 million, up 49.1% YoY due to the increase in circuit-related and outsourcing-related costs related to IIJ-Global. Gross margin for network services was JPY6,275 million, up 61.6% YoY and gross margin ratio was 20.0%, up 1.3% YoY.

Cost of SI revenues was JPY11,726 million, up 18.9% YoY. Network operation-related costs such as servers and network equipments costs mainly for our cloud computing service increased. Purchasing cost also increased due to the increase in equipment sales revenues. Gross margin for SI was JPY2,988 million, down 4.5% YoY and gross margin ration was 20.3%, down 3.8% YoY.

Cost of Equipment Sales revenues was JPY546 million, up 74.4% YoY. Gross margin was JPY64 million, up 12.0% YoY and gross margin ratio was 10.6%.

Cost of ATM Operation Business revenues increased to JPY653 million (JPY456 million for 1H10) in relation to the increase in the number ATMs. Gross loss of ATM operation business decreased to JPY92 million from gross loss of JPY228 million for 1H10.

SG&A and R&D Expenses

SG&A and R&D expenses were JPY6,788 million, up 20.3% YoY. SG&A expenses related to IIJ-Global was JPY1,519 million.

Sales and marketing expenses were JPY3,917 million, up 35.9% YoY mainly due to the increase in personnel-related expenses and depreciation and amortization. Amortization of customer relationship related to IIJ-Global was JPY212 million.

General and administrative expenses were JPY2,708 million, up 4.0% YoY. Personnel-related and outsourcing-related expenses increased.

Research and development expenses were JPY163 million, up 5.8% YoY.

Operating income

Operating income was JPY2,448 million, up 103.8% YoY as gross margin of network services revenues increased and gross loss of ATM operation business decreased.

Other income (expenses)

Other income (expenses) was net other expense of JPY157 million mainly due to interest expenses and losses on write-down of other investments.

Income before income tax expenses

Income before income tax expenses was JPY2,291 million, up 127.7% YoY (JPY1,006 million in 1H10)

Net Income

Income tax expense was JPY1,056 million (JPY280 million in 1H10). Deferred income tax expenses was JPY166 million (JPY164 million in 1H10).

Equity in net income of equity method investees was JPY77 million (JPY32 million in 1H10). Net income was JPY1,312 million, up 73.2% YoY (JPY758 million in 1H10).

Net income attributable to IIJ

Net loss attributable to noncontrolling interests was JPY49 million (JPY101 million in 1H10), mainly related to Trust Networks Inc.

Net income attributable to IIJ was JPY1,361 million, up 58.4% YoY (JPY859 million in 1H10).

1H FY2011 Financial Condition

Balance Sheets

As of September 30, 2011, the balance of total assets was JPY69,102 million, decreased by JPY2,371 million from the balance as of March 31, 2011.

For current assets, as compared to each of the respective balances as of March 31, 2011, cash and cash equivalents decreased by JPY2,339 million and accounts receivable decreased by JPY1,979 million. As for noncurrent assets, as compared to each of the respective balances as of March 31, 2011, property and equipments increased by JPY2,234 million. As for current liabilities, as compared to the respective balance as of March 31, 2011, accounts payable decreased by JPY4,896 million. As for the bank borrowings, short-term borrowings decreased by JPY4,460 million, long-term borrowings -current portion increased by JPY1,010 million, long-term borrowing increased by JPY1,990 million, respectively, as borrowings to purchase IIJ-Global stocks was refinanced. Capital lease obligations – noncurrent increased by JPY1,128 million.

As of September 30, 2011, the balance of other investments was JPY2,870 million, an increase of JPY76 million from the balance as of March 31, 2011. The breakdown of other investments were JPY1,899 million in nonmarketable equity securities, JPY819 million in available-for-sale securities and JPY152 million in other.

As of September 30, 2011, the balance of non-amortized intangible assets (excluding telephone rights) such as goodwill was JPY5,980 million, and its breakdown was JPY5,788 million in goodwill and JPY192 million in trademark. As of September 30, 2011, the balance of amortized intangible assets, which was customer relationships, was JPY5,536 million.

Total IIJ shareholders' equity as of September 30, 2011 was JPY30,748 million, an increase of JPY1,096 million from the balance as of March 31, 2011. IIJ Shareholders' equity ratio (total IIJ shareholders' equity/total assets) as of September 30, 2011 was 44.5%.

Cash Flows

Cash and cash equivalents as of September 30, 2011 were JPY10,974 million compared to JPY9,408 million as of September 30, 2010.

Net cash provided by operating activities for 1H11 was JPY4,288 million (1H10 was net cash provided by operating activities of JPY5,109 million). While operating income increased YoY mainly due to the increase in gross margin for network services, accounts payable decreased as there were payments for purchased equipments for systems integration projects and accounts receivable decreased.

Net cash used in investing activities for 1H11 was JPY3,234 million (1H10 was net cash used in investing activities of JPY11,737 million), mainly due to payments for purchase of property and equipment of JPY3,382 million (JPY2,164 million for 1H10).

Net cash used in financing activities for 1H11 was JPY3,358 million (1H10 was net cash provided by financing activities of JPY7,304 million), mainly due to proceeds from issuance of long-term borrowings of JPY3,000 million, net repayments of short-term borrowings of JPY4,460 million (short-term borrowings of JPY9,000 million for 1H10), principle payments under capital leases of JPY1,594 million (JPY1,480 million for 1H10) and JPY304 million for FY2010 year-end dividends payments (JPY253 million for 1H10).

FY2011 Financial Targets

While stock revenues grew steadily, revenue for 1H11 was slightly lower than our initial 1H11 target mainly due to shortage of systems construction and ATM operation business revenues. Operating income, income before income tax expense and net income attributable to IIJ exceeded our initial 1H11 target, respectively, along with the continuous increase in stock revenues and stable costs and expenses.

We remain our full FY2011 targets unchanged as they largely depend on the outcome of the 4th quarter revenue and income results which generally becomes the largest due to seasonal factors.

Reconciliation of Non-GAAP Financial Measures

The following table summarizes the reconciliation of adjusted EBITDA to net income attributable to IIJ in our consolidated statements of income that are prepared in accordance with U.S. GAAP.

Adjusted EBITDA
	1H10	1H11
	JPY millions	JPY millions
Adjusted EBITDA	3,920	5,872
Depreciation and Amortization[5]	2,619	3,424
Impairment loss on other intangible assets	100	--
Operating Income	1,201	2,448
Other Income (Expense)	(195)	(157)
Income Tax Expense	280	1,056
Equity in Net Income of Equity Method Investees	32	77
Net income	758	1,312
Net loss attributable to noncontrolling interests	101	49
Net Income attributable to IIJ	859	1,361

CAPEX
	1H10	1H11
	JPY millions	JPY millions
CAPEX, including capital leases	3,025	6,445
Acquisition of Assets by Entering into Capital Leases	861	3,063
Purchase of Property and Equipment	2,164	3,382

[5] Depreciation and amortization includes impairment loss on other intangible assets. (See IIJ's consolidated financial statements for details).

Presentation

Presentation Materials will be posted on our web site (http://www.iij.ad.jp/en/IR/) on November 8, 2011.

About Internet Initiative Japan Inc.

Founded in 1992, IIJ is one of Japan's leading Internet-access and comprehensive network solutions providers. IIJ and its group of companies provide total network solutions that mainly cater to high-end corporate customers. IIJ's services include high-quality systems integration and security services, Internet access, hosting/housing, and content design. Moreover, IIJ has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ listed on the U.S. NASDAQ Stock Market in 1999 and on the First Section of the Tokyo Stock Exchange in 2006.

The Internet Initiative Japan Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=4613

Statements made in this press release regarding IIJ's or management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ's and managements' current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding FY2011 revenues and operating and net profitability, are subject to various risks, uncertainties and other factors that could cause IIJ's actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors include: IIJ's ability to maintain and increase revenues from higher-margin services such as systems integration and outsourcing services; the possibility that revenues from connectivity services may decline substantially as a result of competition and other factors; the ability to compete in a rapidly evolving and competitive marketplace; the impact on IIJ's profits of fluctuations in costs such as backbone costs and subcontractor costs; the impact on IIJ's profits of fluctuations in the price of available-for-sale securities; the impact of technological changes in its industry; IIJ's ability to raise additional capital to cover its indebtedness; the possibility that NTT, IIJ's largest shareholder, may decide to exercise substantial influence over IIJ; and other risks referred to from time to time in IIJ's filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.

Tables to follow

Internet Initiative Japan Inc.
Consolidated Balance Sheets (Unaudited)
(As of March 31, 2011 and September 30, 2011)

	As of March 31, 2011	As of September 30, 2011
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	13,313,615	142,451	10,974,453
Accounts receivable, net of allowance for doubtful accounts of JPY44,002 thousand and JPY75,066 thousand at March 31, 2011 and Septmber 30, 2011, respectively	16,431,374	187,598	14,452,571
Inventories	601,088	8,587	661,507
Prepaid expenses	1,680,158	30,968	2,385,793
Deferred tax assets -Current	978,263	11,678	899,703
Other current assets, net of allowance for doubtful accounts of JPY720 thousand and JPY10,733 thousand at March 31, 2011 and September 30, 2011, respectively	1,533,185	9,074	699,028
Total current assets	34,537,683	390,356	30,073,055
INVESTMENTS IN EQUITY METHOD INVESTEES	1,251,990	17,358	1,337,297
OTHER INVESTMENTS	2,794,046	37,248	2,869,575
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization of JPY21,891,126 thousand and JPY24,239,306 thousand at March 31, 2011 and September 30, 2011, respectively	16,480,724	242,925	18,714,980
GOODWILL	5,788,333	75,134	5,788,333
OTHER INTANGIBLE ASSETS -Net	6,054,503	74,602	5,747,310
GUARANTEE DEPOSITS	1,889,796	24,502	1,887,616
Deferred tax assets -Noncurrent	16,393	272	20,929
OTHER ASSETS, net of allowance for doubtful accounts of JPY81,448 thousand and JPY82,267 thousand at March 31, 2011 and September 30, 2011, respectively	2,659,521	34,560	2,662,478
TOTAL	71,472,989	896,957	69,101,573

	As of March 31, 2011	As of September 30, 2011
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	13,430,000	116,433	8,970,000
Long-term borrowings -Current portion	--	13,110	1,010,000
Capital lease obligations -Current portion	2,787,955	40,616	3,129,090
Accounts payable	13,574,152	112,645	8,678,171
Accrued expenses	1,889,891	25,706	1,980,395
Deferred income -Current	1,667,336	29,603	2,280,624
Other current liabilities	816,117	16,219	1,249,488
Total current liabilities	34,165,451	354,332	27,297,768
LONG-TERM BORROWINGS	--	25,831	1,990,000
CAPITAL LEASE OBLIGATIONS -Noncurrent	3,626,565	61,722	4,755,044
ACCRUED RETIREMENT AND PENSION COSTS -Noncurrent	1,567,050	21,658	1,668,553
DEFERRED TAX LIABILITIRES -Noncurrent	609,412	9,239	711,798
DEFERRED INCOME -Noncurrent	1,270,984	16,333	1,258,301
OTHER NONCURRENT LIABILITIES	592,177	9,255	712,991
Total Liabilities	41,831,639	498,370	38,394,455
COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Common-stock - authorized, 377,600 shares; issued and outstanding, 206,478 shares at March 31, 2011 and September 30, 2011	16,833,847	218,508	16,833,847
Additional paid-in capital	27,318,912	354,820	27,335,306
Accumulated deficit	(14,023,259)	(168,300)	(12,965,835)
Accumulated other comprehensive loss	(85,134)	(823)	(63,388)
Treasury stock - 3,794 shares held by the company at March 31, 2011 and September 30, 2011, respectively	(392,079)	(5,089)	(392,079)
Total Internet Initiative Japan Inc. shareholders' equity	29,652,287	399,116	30,747,851
NONCONTROLLING INTERESTS	(10,937)	(529)	(40,733)
Total equity	29,641,350	398,587	30,707,118
TOTAL	71,472,989	896,957	69,101,573

(Note) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY77.04 per US$1.00, which was the noon buying rate on September 30, 2011.

Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Income (Unaudited)
(Six Months ended September 30, 2010 and September 30, 2011)

	Six Months Ended September 30, 2010	Six Months Ended September 30, 2011
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
REVENUES:
Network services:
Internet connectivity services (corporate use)	6,940,955	94,456	7,276,865
Internet connectivity services (home use)	3,351,827	38,034	2,930,147
WAN services	3,297,421	164,872	12,701,727
Outsourcing services	7,095,752	109,190	8,412,015
Total	20,685,955	406,552	31,320,754
Systems integration:
Systems construction	4,498,738	67,424	5,194,343
Systems operation and maintenance	8,488,261	123,570	9,519,839
Total	12,986,999	190,994	14,714,182
Equipment sales	370,750	7,927	610,685
ATM operation business	228,376	7,280	560,887
Total revenues	34,272,080	612,753	47,206,508
COST AND EXPENSES:
Cost of network services	16,802,569	325,100	25,045,706
Cost of systems integration	9,858,693	152,209	11,726,201
Cost of equipment sales	313,161	7,090	546,187
Cost of ATM operation business	456,118	8,474	652,854
Total cost	27,430,541	492,873	37,970,948
Sales and marketing	2,883,026	50,843	3,916,975
General and administrative	2,603,796	35,149	2,707,861
Research and development	153,626	2,110	162,517
Total cost and expenses	33,070,989	580,975	44,758,301
OPERATING INCOME	1,201,091	31,778	2,448,207
OTHER INCOME (EXPENSE):
Interest income	12,431	207	15,950
Interest expense	(118,348)	(2,008)	(154,689)
Foreign exchange losses	(17,448)	(122)	(9,358)
Net gains (losses) on sales of other investments -net	32,503	(2)	(170)
Losses on write-down of other investments	(169,443)	(1,005)	(77,460)
Other -net	65,178	887	68,329
Other income (expense) -net	(195,127)	(2,043)	(157,398)
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	1,005,964	29,735	2,290,809
INCOME TAX EXPENSE	280,210	13,697	1,055,254
EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	31,821	996	76,709
NET INCOME	757,575	17,034	1,312,264
LESS: NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	101,702	638	49,186
NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	859,277	17,672	1,361,450

	Six Months Ended September 30, 2010	Six Months Ended September 30, 2011
NET INCOME PER SHARE
BASIC WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	202,605		202,684
DILUTED WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	202,605		202,743
BASIC WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	81,042,000		81,073,600
DILUTED WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	81,042,000		81,097,200
BASIC NET INCOME PER SHARE (JPY / U.S. Dollars / JPY)	4,241.14	87.19	6,717.11
DILUTED NET INCOME PER SHARE (JPY / U.S. Dollars / JPY)	4,241.14	87.16	6,715.15
BASIC NET INCOME PER ADS EQUIVALENT (JPY / U.S. Dollars / JPY)	10.60	0.22	16.79
DILUTED NET INCOME PER ADS EQUIVALENT (JPY / U.S. Dollars / JPY)	10.60	0.22	16.79

(Note) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY77.04 per US$1.00, which was the noon buying rate on September 30, 2011.

Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Shareholders' Equity (Unaudited)
(Six Months ended September 30, 2010 and September 30, 2011)

For the six months ended September 30, 2010
			Internet Initiative Japan Inc. shareholders' equity
	Total equity	Comprehensive income	Accumulated deficit	Accumulated other comprehensive income	Shares of common stock outstanding	Common Stock	Treasury Stock	Additional Paid-in Capital	NON CONTROLLING INTERESTS
	Thousands of JPY	Thousands of JPY	Thousands of JPY	Thousands of JPY	Shares	Thousands of JPY	Thousands of JPY	Thousands of JPY	Thousands of JPY
BALANCE, APRIL 1, 2010	27,363,703		(16,720,092)	168,769	206,478	16,833,847	(406,547)	27,443,600	44,126
Subsidiary stock issuance	--							(58,622)	58,622
Comprehensive income:
Net Income	757,575	757,575	859,277						(101,702)
Other Comprehensive loss, net of tax	(139,086)	(139,086)		(139,086)
Total comprehensive income	618,489	618,489
Dividends paid	(253,180)		(253,180)
Disposal of Treasury stock	37,126						14,468	22,658
BALANCE, SEPTEMBER 30, 2010	27,766,138		(16,113,995)	29,683	206,478	16,833,847	(392,079)	27,407,636	1,046

For the six months ended September 30, 2011
			Internet Initiative Japan Inc. shareholders' equity
	Total equity	Comprehensive income	Accumulated deficit	Accumulated other comprehensive loss	Shares of common stock outstanding	Common Stock	Treasury Stock	Additional Paid-in Capital	NON CONTROLLING INTERESTS
	Thousands of JPY	Thousands of JPY	Thousands of JPY	Thousands of JPY	Shares	Thousands of JPY	Thousands of JPY	Thousands of JPY	Thousands of JPY
BALANCE, APRIL 1, 2011	29,641,350		(14,023,259)	(85,134)	206,478	16,833,847	(392,079)	27,318,912	(10,937)
Chenges in ownership for non-controlling interests	(5)							(19,395)	19,390
Stock-based compensation	35,789							35,789
Comprehensive income:
Net Income	1,312,264	1,312,264	1,361,450						(49,186)
Other Comprehensive income, net of tax	21,746	21,746		21,746
Total comprehensive income	1,334,010	1,334,010
Dividends paid	(304,026)		(304,026)
BALANCE, SEPTEMBER 30, 2011	30,707,118		(12,965,835)	(63,388)	206,478	16,833,847	(392,079)	27,335,306	(40,733)

For the six months ended September 30, 2011 (In USD)
			Internet Initiative Japan Inc. shareholders' equity
	Total equity	Comprehensive income	Accumulated deficit	Accumulated other comprehensive loss	Shares of common stock outstanding	Common Stock	Treasury Stock	Additional Paid-in Capital	NON CONTROLLING INTERESTS
	Thousands of USD	Thousands of USD	Thousands of USD	Thousands of USD	Shares	Thousands of USD	Thousands of USD	Thousands of USD	Thousands of USD
BALANCE, APRIL 1, 2011	384,753		(182,026)	(1,105)	206,478	218,508	(5,089)	354,607	(142)
Chenges in ownership for non-controlling interests	(1)							(252)	251
Stock-based compensation	465							465
Comprehensive income:
Net Income	17,034	17,034	17,672						(638)
Other Comprehensive income, net of tax	282	282		282
Total comprehensive income	17,316	17,316
Dividends paid	(3,946)		(3,946)
BALANCE, SEPTEMBER 30, 2011	398,587		(168,300)	(823)	206,478	218,508	(5,089)	354,820	(529)

Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Cash Flows (Unaudited)
(Six Months ended September 30, 2010 and September 30, 2011)

	Six Months Ended September 30, 2010	Six Months Ended September 30, 2011
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
OPERATING ACTIVITIES:
Net income	757,575	17,034	1,312,264
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,619,123	44,450	3,424,428
Impairment loss on other intangible assets	100,000	--	--
Provision for retirement and pension costs, less payments	124,705	1,154	88,871
Provision for (reversal of) allowance for doubtful accounts	(14,843)	604	46,551
Loss on disposal of property and equipment	5,513	284	21,917
Net losses (gains) on sales of other investments	(32,503)	2	170
Impairment of other investments	169,443	1,005	77,460
Gain on receipt of investment securities	(18,060)	--	--
Foreign exchange losses, net	25,895	465	35,796
Equity in net income of equity method investees	(31,821)	(996)	(76,709)
Deferred income tax expense	163,698	2,152	165,782
Others	25,106	632	48,686
Changes in operating assets and liabilities net of effects from acquisition of business and a company:
Decrease (increase) in accounts receivable	(754,484)	25,079	1,932,064
Decrease in net investment in sales-type lease -noncurrent	284,969	1,573	121,191
Increase in inventories, prepaid expenses and other current and noncurrent assets	(217,881)	(2,599)	(200,262)
Decrease in accounts payable	(177,221)	(50,571)	(3,896,006)
Increase (decrease) in income taxes payable	(180,214)	6,046	465,768
Decrease in deferred income -noncurrent	(336,134)	(753)	(58,002)
Increase in accrued expenses and other current liabilities	2,595,708	10,102	778,284
Net cash provided by operating activities	5,108,574	55,663	4,288,253
INVESTING ACTIVITIES:
Purchase of property and equipment	(2,163,732)	(43,891)	(3,381,430)
Proceeds from sales of property and equipment	4,147	2,837	218,566
Purchase of available-for-sale securities	(46,468)	(1,544)	(118,948)
Purchase of other investments	(100,000)	(728)	(56,115)
Proceeds from sales of available-for-sale securities	27,931	50	3,879
Proceeds from sales of other investments	20,020	807	62,205
Acquisition of a newly controlled company, net of cash acquired	(9,170,000)	--	--
Payments of guarantee deposits	(428,214)	(240)	(18,467)
Refund of guarantee deposits	122,617	267	20,573
Payments for refundable insurance policies	(12,175)	(81)	(6,239)
Refund from insurance policies	29,642	558	42,948
Other	(20,622)	(7)	(516)
Net cash used in investing activities	(11,736,854)	(41,972)	(3,233,544)

	Six Months Ended September 30, 2010	Six Months Ended September 30, 2011
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
FINANCING ACTIVITIES:
Proceeds from issuance of short-term borrowings with initial maturities over three months and long-term borrowings	350,000	43,094	3,320,000
Repayments of short-term borrowings with initial maturities over three months	(300,000)	(6,490)	(500,000)
Principal payments under capital leases	(1,480,134)	(20,684)	(1,593,510)
Net increase (decrease) in short-term borrowings with initial maturities less than three months	8,950,000	(55,556)	(4,280,000)
Dividends paid	(253,180)	(3,946)	(304,026)
Proceeds from sales of treasury stock	37,126	--	--
Net cash provided by (used in) financing activities	7,303,812	(43,582)	(3,357,536)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(31,916)	(472)	(36,335)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	643,616	(30,363)	(2,339,162)
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	8,764,415	172,814	13,313,615
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	9,408,031	142,451	10,974,453

ADDITIONAL CASH FLOW INFORMATION:
Interest paid	118,561	1,963	151,202
Income taxes paid	306,784	4,130	318,190

NONCASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of assets by entering into capital leases	861,200	39,760	3,063,124
Facilities purchase liabilities	475,942	7,269	560,005
Asset retirement obligation	--	549	42,273
Acquisition of a company:
Assets acquired	13,347,671	--	--
Cash paid	(9,170,000)	--	--
Liabilities assumed	4,177,671	--	--

(Note) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY77.04 per US$1.00, which was the noon buying rate on September 30, 2011.
Going Concern Assumption (Unaudited)
Nothing to be reported.

Segment Information (Unaudited)
Business Segments:
Revenues:
	Six Months Ended September 30, 2010	Six Months Ended September 30, 2011
	Thousands of JPY	Thousands of JPY
Network service and systems integration business	34,263,534	46,893,894
Customers	34,043,704	46,645,621
Intersegment	219,830	248,273
ATM operation business	228,376	560,887
Customers	228,376	560,887
Intersegment	－	－
Elimination	219,830	248,273
Consolidated total	34,272,080	47,206,508

Segment profit or loss:
	Six Months Ended September 30, 2010	Six Months Ended September 30, 2011
	Thousands of JPY	Thousands of JPY
Network service and systems integration business	1,513,808	2,658,464
ATM operation business	(300,582)	(163,814)
Elimination	12,135	46,443
Consolidated operating income	1,201,091	2,448,207

Substantially all revenues are from customers operating in Japan. Geographic information is not presented due to immateriality of revenue attributable to international operations.

Material Changes In Shareholders' Equity (Unaudited)
Nothing to be reported.

Subsequent Events (Unaudited)
Nothing to be reported.

2nd Quarter FY2011 Consolidated Financial Results (3 months)

The following tables are highlight data of 2nd Quarter FY2011 consolidated financial results (unaudited, from July 1, 2011 to September 30, 2011).

Operating Results Summary
			YoY %
	2Q10	2Q11	Change
	JPY millions	JPY millions
Total Revenues:	18,459	23,845	29.2
Network Services	11,382	15,800	38.8
SI	6,728	7,493	11.4
Equipment Sales	226	235	3.7
ATM Operation Business	123	317	159.0
Cost of Revenues:	14,643	19,111	30.5
Network Services	9,156	12,606	37.7
SI	5,066	5,957	17.6
Equipment Sales	194	207	6.9
ATM Operation Business	227	341	50.4
SG&A Expenses and R&D	2,881	3,200	11.1
Operating Income	935	1,534	64.0
Income before Income Tax Expense	727	1,425	96.1
Net Income attributable to IIJ	612	849	38.7

Connectivity and Outsourcing Services Revenues Breakdown and Cost
			YoY %
	2Q10	2Q11	Change
	JPY millions	JPY millions
Internet Connectivity Service (Corporate Use)	3,475	3,697	6.4
IP Service	2,240	2,363	5.5
IIJ FiberAccess/F and IIJ DSL/F	754	781	3.6
IIJ Mobile Service	416	491	18.0
Others	65	62	(5.3)
Internet Connectivity Service (Home Use)	1,657	1,445	(12.8)
Under IIJ Brand	251	226	(9.9)
hi-ho	1,273	1,074	(15.7)
OEM	133	145	8.9
WAN Services	2,645	6,391	141.7
Outsourcing Services	3,605	4,267	18.3
Network Services Revenues	11,382	15,800	38.8

Reconciliation of Non-GAAP Financial Measures

The following table summarizes the reconciliation of adjusted EBITDA to net income in our consolidated statements of income that are prepared in accordance with U.S. GAAP.

Adjusted EBITDA
	2Q10	2Q11
	JPY millions	JPY millions
Adjusted EBITDA	2,403	3,294
Depreciation and Amortization	1,368	1,760
Impairment loss on other intangible assets	100	--
Operating Income	935	1,534
Other Income (Expense)	(208)	(108)
Income Tax Expense	160	631
Equity in Net Income (Loss) of Equity Method Investees	(3)	36
Net income	564	831
Net income attributable to noncontrolling interests	48	18
Net Income attributable to IIJ	612	849

The following table summarizes the reconciliation of capital expenditures to the purchase of property and equipment in our consolidated statements of cash flows that are prepared and presented in accordance with U.S. GAAP.

CAPEX
	2Q10	2Q11
	JPY millions	JPY millions
CAPEX, including capital leases	1,804	3,567
Acquisition of Assets by Entering into Capital Leases	553	2,263
Purchase of Property and Equipment	1,251	1,304

Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Income (Unaudited)
(Three Months ended September 30, 2010 and September 30, 2011)

	Three Months Ended September 30, 2010	Three Months Ended September 30, 2011
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
REVENUES:
Network services:
Internet connectivity services (corporate use)	3,475,135	47,984	3,696,700
Internet connectivity services (home use)	1,657,391	18,756	1,444,977
WAN services	2,644,320	82,963	6,391,481
Outsourcing services	3,605,094	55,380	4,266,495
Total	11,381,940	205,083	15,799,653
Systems integration:
Systems Construction	2,487,243	34,754	2,677,479
Systems Operation and Maintenance	4,240,732	62,505	4,815,341
Total	6,727,975	97,259	7,492,820
Equipment sales	226,327	3,048	234,784
ATM operation business	122,575	4,121	317,474
Total revenues	18,458,817	309,511	23,844,731
COST AND EXPENSES:
Cost of network services	9,155,771	163,625	12,605,651
Cost of systems integration	5,065,821	77,318	5,956,556
Cost of equipment sales	193,876	2,689	207,203
Cost of ATM operation business	226,970	4,431	341,333
Total cost	14,642,438	248,063	19,110,743
Sales and marketing	1,476,655	25,460	1,961,469
General and administrative	1,338,928	14,992	1,154,957
Research and development	65,384	1,089	83,925
Total cost and expenses	17,523,405	289,604	22,311,094
OPERATING INCOME	935,412	19,907	1,533,637
OTHER INCOME (EXPENSE):
Interest income	6,863	112	8,652
Interest expense	(60,835)	(975)	(75,121)
Foreign exchange losses	(14,275)	(122)	(9,374)
Net gains (losses) on sales of other investments -net	16,484	(2)	(170)
Losses on write-down of other investments	(164,204)	(1,005)	(77,460)
Other—net	7,337	587	45,208
Other expense — net	(208,630)	(1,405)	(108,265)
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME IN EQUITY METHOD INVESTEES	726,782	18,502	1,425,372
INCOME TAX EXPENSE	159,854	8,187	630,707
EQUITY IN NET INCOME (LOSS) OF EQUITY METHOD INVESTEES	(2,657)	476	36,682
NET INCOME	564,271	10,791	831,347
LESS: NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	48,042	232	17,838
NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	612,313	11,023	849,185

	Three Months Ended September 30, 2010	Three Months Ended September 30, 2011
NET INCOME PER SHARE
BASIC WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	202,666		202,684
DILUTED WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	202,666		202,801
BASIC WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	81,066,400		81,073,600
DILUTED WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	81,066,400		81,120,400
BASIC NET INCOME PER SHARE (JPY / U.S. Dollars / JPY)	3,021.29	54.38	4,189.70
DILUTED NET INCOME PER SHARE (JPY / U.S. Dollars / JPY)	3,021.29	54.35	4,187.28
BASIC NET INCOME PER ADS EQUIVALENT (JPY / U.S. Dollars / JPY)	7.55	0.14	10.47
DILUTED NET INCOME PER ADS EQUIVALENT (JPY / U.S. Dollars / JPY)	7.55	0.14	10.47

(Note) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY77.04 per US$1.00, which was the noon buying rate on September 30, 2011.
Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Cash Flows (Unaudited)
(Three Months ended September 30, 2010 and September 30, 2011)

	Three Months Ended September 30, 2010	Three Months Ended September 30, 2011
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
OPERATING ACTIVITIES:
Net income	564,271	10,791	831,347
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,368,079	22,852	1,760,537
Impairment loss on other intangible assets	100,000	--	--
Provision for retirement and pension costs, less payments	64,462	414	31,912
Provision for (reversal of) allowance for doubtful accounts and advances	(9,526)	295	22,746
Loss on disposal of property and equipment	225	69	5,316
Net losses (gains) on sales of other investments	(16,484)	2	170
Impairment of other investments	164,204	1,005	77,460
Foreign exchange gains, net	5,649	74	5,669
Equity in net (income) losses of equity method investees	2,657	(476)	(36,682)
Deferred income tax expense (benefit)	75,385	(1,817)	(140,003)
Others	(24,340)	501	38,632
Changes in operating assets and liabilities net of effects from acquisition of business and a company:
Increase in accounts receivable	(2,522,098)	(5,367)	(413,487)
Decrease in net investment in sales-type lease	24,845	322	24,794
Decrease in inventories, prepaid expenses and other current and noncurrent assets	1,126,457	23,347	1,798,644
Increase (decrease) in accounts payable	634,788	(17,464)	(1,345,398)
Increase in income taxes payable	102,005	9,670	744,936
Decrease in deferred income -noncurrent	(1,029,008)	(5,742)	(442,376)
Increase in accrued expenses, other current and noncurrent liabilities	2,203,386	19	1,468
Net cash provided by operating activities	2,834,957	38,495	2,965,685
INVESTING ACTIVITIES:
Purchase of property and equipment	(1,251,145)	(16,920)	(1,303,549)
Proceeds from sales of property and equipment	4,147	1,324	101,971
Purchase of available-for-sale securities	(10,185)	(534)	(41,123)
Purchase of other investments	(50,000)	(79)	(6,115)
Proceeds from sales of available-for-sale securities	23,352	50	3,879
Proceeds from sales of other investments	20	691	53,262
Acquisition of a newly controlled company	(9,170,000)	--	--
Payments of guarantee deposits	(423,711)	(211)	(16,260)
Refund of guarantee deposits	120,632	11	878
Payments for refundable insurance policies	(4,784)	(5)	(413)
Refund from insurance policies	--	557	42,948
Other	(20,622)	(6)	(480)
Net cash used in financing activities	(10,782,296)	(15,122)	(1,165,002)

	Three Months Ended September 30, 2010	Three Months Ended September 30, 2011
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
FINANCING ACTIVITIES:
Proceeds from issuance of short-term borrowings with initial maturities over three months and long-term borrowings	300,000	40,498	3,120,000
Repayments of short-term borrowings with initial maturities over three months	(300,000)	(6,490)	(500,000)
Principal payments under capital leases	(735,377)	(10,264)	(790,752)
Net Increase (decrease) in short-term borrowings with initial maturities less than three months	8,930,000	(52,959)	(4,080,000)
Proceeds from sales of treasury stock	37,126	--	--
Net cash provided by (used in) financing activities	8,231,749	(29,215)	(2,250,752)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(13,524)	(135)	(10,374)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	270,886	(5,977)	(460,443)
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	9,137,145	148,428	11,434,896
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	9,408,031	142,451	10,974,453

(Note) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY77.04 per US$1.00, which was the noon buying rate on September 30, 2011.

Note: The following information is provided to disclose Internet Initiative Japan Inc. ("IIJ") financial results (unaudited) for the six months ended September 30, 2011 in the form defined by the Tokyo Stock Exchange.

Consolidated Financial Results for the first Six Months Ended September 30, 2011
[Under accounting principles generally accepted in the United States ("U.S. GAAP")]

November 8, 2011
Company name: Internet Initiative Japan Inc.	Exchange listed: Tokyo Stock Exchange First Section
Stock code number: 3774	URL: http://www.iij.ad.jp/
Representative: Koichi Suzuki, President and Representative Director
Contact: Akihisa Watai, Managing Director and CFO	TEL: (03) 5259-6500
Filing of quarterly report: Scheduled on November 14, 2011
Payment of dividend: December 6, 2011
Supplemental material on quarterly results: Yes
Presentation on quarterly results: Yes (for institutional investors and analysts)
(Amounts of less than JPY one million are rounded)
1. Consolidated Financial Results for the first Six Months Ended September 30, 2011
(April 1, 2011 to September 30, 2011)
(1) Consolidated Results of Operations							(% shown is YoY change)
	Total Revenues		Operating Income		Income before Income Tax Expense		Net Income attributable to IIJ
	JPY millions	％	JPY millions	％	JPY millions	％	JPY millions	％
Six months ended September 30, 2011	47,207	37.7	2,488	103.8	2,291	127.7	1,361	58.4
Three months ended September 30, 2010	34,272	6.2	1,201	3.0	1,006	(1.9)	859	20.1
(Note1) Total comprehensive income	Six Months Ended September 30, 2011: JPY1,334 million (up 115.7% YoY)
	Six Months Ended September 30, 2010: JPY618 million
(Note2) Income before income tax expense represents income from operations before income tax expense and equity in net income in equity method investees in IIJ's consolidated financial statements.

	Basic Net Income attributable to IIJ per Share	Diluted Net Income attributable to IIJ per Share
	JPY	JPY
Six months ended September 30, 2011	6,717.11	6,715.15
Six months ended September 30, 2010	4,214.14	4,214.14
(2) Consolidated Financial Position
	Total Assets	Total Equity	Total IIJ Shareholders' Equity	Total IIJ Shareholders' Equity to Total Assets
	JPY millions	JPY millions	JPY millions	%
September 30, 2011	69,102	30,707	30,748	44.5
March 31, 2011	71,473	29,641	29,652	41.5
2. Dividends
	Dividend per Shares
	1Q-end	2Q-end	3Q-end	Year-end	Total
	JPY	JPY	JPY	JPY	JPY
Fiscal year ended March 31, 2011	--	1,250.00	--	1,500.00	2,750.00
Fiscal year ended March 31, 2012	--	1,500.00
Fiscal year ending March 31, 2012 (Target)			--	1,500.00	3,000.00
Changes in dividends forecasts during the three months ended September 30, 2011: None
3. Target of Consolidated Financial Results for the Fiscal Year Ending March 31, 2012
(April 1, 2011 through March 31, 2012)							(% shown is YoY change)
	Total Revenues		Operating Income		Income before Income Tax Expense (Benefit)		Net Income Attributable to IIJ		Basic Net Income attributable to IIJ per Share
	JPY millions	%	JPY millions	%	JPY millions	%	JPY millions	%	JPY
Fiscal year ending March 31, 2012	100,000	21.3	6,300	52.1	5,600	46.1	3,400	6.1	16,774.88
Changes in earnings forecasts during the three months ended September 30, 2011: None
4. Others
(1) Changes in significant subsidiaries during the six months ended September 30, 2011
(Changes in significant subsidiaries during the six months ended September 30, 2011 which resulted in changes in scope of consolidation): No
(2) Application of simplified or exceptional accounting
(Application of simplified or exceptional accounting for quarterly consolidated financial statements): No
(3) Changes in Significant Accounting and Reporting Policies for Consolidated Financial Statements
1) Changes due to the revision of accounting standards: Yes
2) Others: Yes
(4) Number of Shares Outstanding (Shares of Common Stock)
1) The number of shares outstanding (inclusive of treasury stock):
As of September 30, 2011:	206,478 shares
As of March 31, 2011:	206,478 shares
2) The number of treasury stock:
As of September 30, 2011:	3,794 shares
As of March 31, 2011:	3,794 shares
3) The weighted average number of shares outstanding:
For the six months ended September 30, 2011:	202,684 shares
For the six months ended September 30, 2010:	202,605 shares
CONTACT: YUKO KAZAMA
         IIJ Investor Relations Office
         Tel: +81-3-5259-6500
         E-mail: ir@iij.ad.jp
         URL: http://www.iij.ad.jp/en/IR